

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2012

Via E-Mail

Mr. Steven A. Dykman
Principal Financial Officer
Gentex Corporation
600 North Centennial Street
Zeeland, MI 49464

>   **Re: Gentex Corporation**
>   **Form 10-K for the year ended December 31, 2011**
>   **Filed February 22, 2012**
>   **File No. 000-10235**

Dear Mr. Dykman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Liquidity and Capital Resources, page 22

1. Please revise to expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

2. Based upon disclosures contained elsewhere in your filing it appears you have significant foreign operations. We also note that cash and cash equivalents of $357,986,774 represent approximately 30% of total assets as of December 31, 2011. In this regard, please tell us and revise your liquidity section to disclose the following information:

>   (1) the amount of cash and short term investments held by foreign subsidiaries;

(2) a statement that the company would need to accrue and pay taxes if repatriated; and
(3) a statement that the company does not intend to repatriate the funds, if true.

Notes to the Financial Statements

(3) Income Taxes, page 46

3. We note from the table at the top of page 47 components of your income tax provision include federal, state and foreign amounts. In this regard, please tell us and revise your footnote to disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign pursuant to Rule 4-08(h) of Regulation S-X.

4. Please revise your tax footnote to disclose the amount of undistributed earnings for foreign subsidiaries pursuant to the disclosure requirements of ASC 740-30-50.

(5) Stock-based Compensation Plans, page 48

5. Please expand your disclosure to include a description of the methods used to estimate the expected term of the share options and similar instruments, and expected volatility. Refer to ASC 718-10-50-2(f)(2).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Steven A. Dykman
Gentex Corporation
October 22, 2012
Page 3

    You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please the undersigned with any other questions at (202) 551-3813.

                                        Sincerely,

                                        /s/ Linda Cvrkel

                                        Linda Cvrkel
                                        Branch Chief